Filed by Hammerhead Energy Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation IV

Commission File No.: 001-40731

Decarbonization Plus Acquisition Corporation IV and Hammerhead Announce Filing of Definitive Proxy Statement and the January 23, 2023 Shareholders’ Meeting to Approve Proposed Business Combination

Menlo Park, CA and Calgary, AB (January 3, 2023) – Decarbonization Plus Acquisition Corporation IV (NASDAQ: DCRD, DCRDW, DCRDU) (“DCRD”), a publicly-traded special purpose acquisition company, announced today that DCRD’s definitive proxy statement (the “Proxy Statement”) relating to the previously announced business combination with Hammerhead Resources Inc. (“Hammerhead”), an oil and natural gas exploration, development and production company, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2022.

DCRD has commenced mailing of the Proxy Statement and a notice and voting instruction form or a proxy card relating to the extraordinary general meeting of DCRD shareholders (the “Shareholders’ Meeting”) to DCRD shareholders of record as of the close of business on December 14, 2022, who will be entitled to attend and participate in the Shareholders’ Meeting.

The Shareholders’ Meeting to approve the proposed business combination and related matters is scheduled to be held on January 23, 2023 at 10:00 a.m. Eastern Time. The Shareholders’ Meeting will be held at the offices of Vinson & Elkins L.L.P. located at 1114 Avenue of the Americas, 32nd Floor, New York, NY 10036 and virtually via live webcast at https://www.cstproxy.com/decarbonizationplusacquisitioniv/2023. If the proposals at the Shareholders’ Meeting are approved, the parties anticipate that the business combination will close and the trading of the combined entity will commence on NASDAQ in February 2023, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

The DCRD Board of Directors believes the proposed business combination is in the best interests of DCRD, and recommends that DCRD shareholders vote “FOR” the adoption and approval of the Business Combination Agreement, dated as of September 25, 2022, by and among DCRD, Hammerhead, Hammerhead Energy Inc. (“NewCo”) and 2453729 Alberta ULC, as well as all other proposals included in DCRD’s Proxy Statement.

Every shareholder’s vote is important, regardless of the number of shares held. Accordingly, DCRD requests that each shareholder complete, sign, date and return a proxy card (online or by mail) as soon as possible so that their votes arrive no later than 11:59 p.m. Eastern Time on January 22, 2023, to ensure that the shareholder’s shares will be represented at the Shareholders’ Meeting. Shareholders that hold shares in “street name” (i.e., those shareholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to provide instructions on how to vote their shares and ensure that their shares are voted.

If any individual DCRD shareholder does not receive the Proxy Statement, such shareholder should (i) confirm their Proxy Statement’s status with their broker, (ii) contact Morrow Sodali LLC, DCRD’s proxy solicitor, for assistance via e-mail at DCRD.info@investor.morrowsodali.com or toll-free call at (800) 662-5200, or banks and brokers can place a collect call to Morrow Sodali at (203) 658-9400, or (iii) contact DCRD at 2744 Sand Hill Road, Suite 100, Menlo Park, California, 94025.

DCRD expects to provide shareholders with additional information on how shareholders may vote their shares on its website in the coming days, and DCRD expects to publish a subsequent press release once the website is live.

About Hammerhead

Hammerhead is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead was formed in 2009 and has over 85 employees as of September 1, 2022.

About Decarbonization Plus Acquisition Corporation IV

Decarbonization Plus Acquisition Corporation IV is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. DCRD is sponsored by an affiliate of Riverstone Holdings LLC.

Forward Looking Statements

This press release includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Hammerhead’s or DCRD’s ability to effectuate the proposed business combination discussed in this press release; statements related to the commencement of mailing of the Proxy Statement; and statements related to the Shareholders’ Meeting. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing NewCo’s, Hammerhead’s or DCRD’s views as of any subsequent date, and none of NewCo, Hammerhead or DCRD undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither NewCo nor DCRD gives any assurance that either NewCo or DCRD will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, NewCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination by DCRD’s business combination deadline and the failure to obtain an extension of the business combination deadline; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against NewCo, DCRD, Hammerhead or any investigation or inquiry following announcement of the proposed business combination, including in connection with the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain approval of DCRD’s shareholders; (v) Hammerhead’s and NewCo’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the ability of the parties to obtain the listing of NewCo’s common shares and warrants on Nasdaq upon the closing of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Hammerhead; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of redemptions by DCRD’s public shareholders being greater than expected; (xi) the management and board composition of NewCo following completion of the proposed business combination; (xii) limited liquidity and trading of NewCo’s securities; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that Hammerhead or DCRD may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that the COVID-19 pandemic or another major disease disrupts Hammerhead’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Hammerhead’s resources; (xix) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xx) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRD’s other filings with the SEC.

Important Information for Investors and Shareholders and Where to Find It

In connection with the proposed business combination, NewCo filed a registration statement on Form F-4 (as amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement of DCRD and a preliminary prospectus of NewCo. The Registration Statement is now effective, and the Proxy Statement is being mailed to DCRD shareholders of record as of the close of business on December 14, 2022. The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the proposed business combination and the other matters to be voted upon at the Shareholders’ Meeting. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. DCRD and NewCo may also file other documents with the SEC regarding the proposed business combination. DCRD’s shareholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus contained therein, and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials contain important information about DCRD, Hammerhead, NewCo and the proposed business combination.

DCRD shareholders and other interested persons can obtain copies of the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by DCRD and NewCo through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

DCRD, Hammerhead, NewCo and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed business combination. More detailed information regarding the directors and officers of DCRD, and a description of their interests in DCRD, is contained in DCRD’s filings with the SEC, including DCRD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022, and is available free of charge at the SEC’s web site at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed business combination and other matters to be voted upon at the Shareholders’ Meeting is set forth in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This communication relates to a proposed business combination between Hammerhead and DCRD. This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any offer, sale or exchange of securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

DCRD Media Contact

Daniel Yunger

Kekst CNC

daniel.yunger@kekstcnc.com